SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A*
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


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                             Penn Octane Corporation
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    707573101
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                                 (CUSIP Number)

                                   Scott Cohen
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                              Standard General L.P.
                               650 Madison Avenue
                                   26th Floor
                               New York, NY 10022
                                 (212) 610-9177
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Daniel Schloendorn, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 April 29, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D/A

----------------------------                            ------------------------
CUSIP No. 707573101                                     Page 2 of 12 Pages
----------------------------                            ------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Standard General L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,346,918
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,346,918
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,346,918
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

            [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.72%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D/A

----------------------------                            ------------------------
CUSIP No. 707573101                                     Page 3 of 12 Pages
----------------------------                            ------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Standard General Master Fund L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,346,918
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,346,918
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,346,918
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

            [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.72%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            PN
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D/A

----------------------------                            ------------------------
CUSIP No. 707573101                                     Page 4 of 12 Pages
----------------------------                            ------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Soohyung Kim
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,346,918
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,346,918
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,346,918
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

            [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.72%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D/A

----------------------------                            ------------------------
CUSIP No. 707573101                                     Page 5 of 12 Pages
----------------------------                            ------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Nicholas J. Singer
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,346,918
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,346,918
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,346,918
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

            [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.72%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends the
Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on January 18, 2008 (the "Original Schedule 13D"). This Amendment No. 1 is being filed on behalf of Standard General Master Fund L.P., a Cayman Islands exempted limited partnership ("Standard General Master Fund" or the "Fund"), Standard General L.P., a Delaware limited partnership ("Standard General") which serves as the investment manager of Standard General Master Fund and pursuant to an investment management agreement has all investment and voting power with respect to the securities held by Standard General Master Fund, and Mr. Soohyung Kim ("Mr. Kim") and Mr. Nicholas J. Singer ("Mr. Singer"). Messrs. Kim and Singer have controlling interests in Standard General S Corp., a Delaware corporation, which is the general partner of Standard General Holdings, L.P., a Delaware limited partnership, which is in turn the general partner of Standard General. In addition, Mr. Kim and Mr. Singer serve as co-managing members of Standard General Management LLC, a Delaware limited liability company, which is the managing member of Standard General GP LLC, a Delaware limited liability company, which is in turn the general partner of Standard General Master Fund. Messrs. Kim and Singer along with Standard General and Standard General Master Fund are hereinafter collectively referred to as the "Reporting Persons".

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") was filed as an exhibit to the Original Schedule 13D and, pursuant to its terms, is not required to be filed as an exhibit to this Amendment No. 1. This Amendment No. 1 relates to the common stock, par value $0.01 per share (the "Common Stock") of Penn Octane Corporation, a Delaware corporation (the "Company").

     Capitalized terms used herein which are not defined herein have the meanings ascribed to them in the Original Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock except to the extent of any pecuniary interest therein.


Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On March 31, 2008, April 21, 2008, April 22, 2008, April 23, 2008, April 24,
2008, April 25, 2008, April 28, 2008, April 29, 2008 and April 30, 2008 the Fund
purchased a total of 185,500 shares (the "New Shares") of Common Stock on such dates, at such amounts and at such prices as set forth on Schedule I hereto. In acquiring the New Shares, the Fund expended approximately $323,872.32. The Fund purchased the New Shares with working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

The Fund effects purchases of securities primarily through margin accounts maintained for it with Goldman Sachs & Co. (the "Prime Broker") which may extend margin credit to the Fund as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the Prime Broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

The Fund acquired the New Shares for investment purposes in the ordinary course of business, and not with the purpose or effect of changing or influencing the control or management of the Company and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company. The Fund may, from time to time, acquire additional shares of Common Stock or dispose of some or all of the New Shares, engage in lending, short-selling or hedging or similar transactions with some or all of the New Shares, or continue to hold the New Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Company, the general investment and trading policies of the Fund, and other factors. The Fund may change its intention at any time with respect to any or all matters referred to in this Item 4.

Except as set forth above, none of the Reporting Persons, Standard General Holdings or Standard General GP have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by replacing in its entirety with the following:

(a) & (b)  Ownership and power over disposition:

A. Standard General L.P.
   ---------------------

     (a) Amount beneficially owned: 3,346,918 shares of Common Stock.
     (b) Percent of class: 21.72%. This percentage is based on a total of 15,406,187 shares of Common Stock, par value $0.01 per share, issued and outstanding as of March 28, 2008 as reflected in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on April 15, 2008 (the "Outstanding Shares").
     (c) Number of shares to which such person has:
          (i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 3,346,918
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 3,346,918

B. Standard General Master Fund L.P.
   ---------------------------------

     (a) Amount beneficially owned: 3,346,918 shares of Common Stock.
     (b) Percent of class: 21.72% This percentage is based on the Outstanding Shares.
     (c) Number of shares to which such person has:
          (i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 3,346,918
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 3,346,918

C.  Soohyung Kim
    ------------

     (a) Amount beneficially owned: 3,346,918 shares of Common Stock.
     (b) Percent of class: 21.72% This percentage is based on the Outstanding Shares.
     (c) Number of shares to which such person has:
          (i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 3,346,918
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 3,346,918

D.  Nicholas J. Singer
    ------------------

     (a) Amount beneficially owned: 3,346,918 shares of Common Stock.
     (b) Percent of class: 21.72% This percentage is based on the Outstanding Shares.
     (c) Number of shares to which such person has:
          (i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 3,346,918
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 3,346,918

No shares of Common Stock are beneficially owned by Standard General Holdings or Standard General GP.

(c) Transactions in shares of Common Stock effected by the Fund during the past sixty days are listed in Schedule I hereto, which Schedule is hereby incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by the Fund.

(e) Not applicable.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2008


 STANDARD GENERAL L.P.


By:   /s/ Scott Cohen
      -----------------------------------
      Name:    Scott Cohen
      Title:   Attorney-in-Fact


STANDARD GENERAL MASTER FUND L.P.


By:   /s/ Scott Cohen
      -----------------------------------
      Name:    Scott Cohen
      Title:   Attorney-in-Fact


SOOHYUNG KIM


By:   /s/ Scott Cohen
      -----------------------------------
      Name:    Scott Cohen
      Title:   Attorney-in-Fact


NICHOLAS J. SINGER


By:   /s/ Scott Cohen
      -----------------------------------
      Name:    Scott Cohen
      Title:   Attorney-in-Fact

                                   SCHEDULE I

      Schedule of Transactions Effected by the Fund in the Past Sixty Days

----------------- -------------- --------------------- -------------------------
Type of
Transaction         Date            Number of Shares      Price per Share in $US
----------------- -------------- --------------------- -------------------------
Buy               3/31/2008      30,000                $1.9876
----------------- -------------- --------------------- -------------------------
Buy               4/21/2008      25,000                $1.4344
----------------- -------------- --------------------- -------------------------
Buy               4/22/2008      6,000                 $1.4195
----------------- -------------- --------------------- -------------------------
Buy               4/23/2008      10,500                $1.4524
----------------- -------------- --------------------- -------------------------
Buy               4/24/2008      18,000                $1.5967
----------------- -------------- --------------------- -------------------------
Buy               4/25/2008      13,000                $1.7027
----------------- -------------- --------------------- -------------------------
Buy               4/28/2008      18,500                $1.7713
----------------- -------------- --------------------- -------------------------
Buy               4/29/2008      59,000                $1.8697
----------------- -------------- --------------------- -------------------------
Buy               4/30/2008      5,500                 $1.9382
----------------- -------------- --------------------- -------------------------